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
                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549-1004
                                      FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934

For the fiscal year ended December 31, 1994
                          -----------------

                 OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-10665
                       --------



                            THE GMAC MORTGAGE CORPORATION
                               SAVINGS INCENTIVE PLAN
                         -----------------------------------
                              (Full title of the plan)


                             General Motors Corporation
                   767 Fifth Avenue, New York, New York 10153-0075
                 3044 West Grand Blvd., Detroit, Michigan 48202-3091
                 ---------------------------------------------------
                 (Name of issuer of the securities held pursuant to
                      the plan and the address of its principal
                                 executive offices)



Registrant's telephone number, including area code (313) 556-5000

       Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                                James H. Humphrey
                                                Chief Accounting Officer
                                                General Motors Corporation
                                                3044 West Grand Blvd.
                                                Detroit, Michigan  48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
- --------------------------------

(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
     -----------------------------------------------

                                                                     Page No.
                                                                     --------
     The GMAC Mortgage Corporation Savings Incentive Plan:
         Independent Auditors' Report ............................      3
         Statements of Net Assets Available for Benefits,
           December 31, 1994 and 1993 ............................      4
         Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 1994
           and 1993 ..............................................      7
         Notes to Financial Statements ...........................     10
         Supplemental schedules:
           Line 27a-Schedule of Assets Held for Investment
             Purposes, December 31, 1994..........................     17
           Line 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1994.........................     18
         Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)  EXHIBIT
     -------

     Exhibit 23 - Consent of Independent Auditors ................     19





SIGNATURE


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               THE GMAC MORTGAGE CORPORATION
                                               SAVINGS INCENTIVE PLAN
                                               -----------------------------
                                                      (Name of Plan)



Date     June 29, 1995                By
         -------------
                                               s/Dennis W. Sheehan
                                               -----------------------------
                                               (Dennis W. Sheehan,
                                                Executive Vice President and
                                                Chief Financial Officer,
                                                GMAC Mortgage Group)

INDEPENDENT AUDITORS' REPORT
- ----------------------------

The GMAC Mortgage Corporation Savings Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of The GMAC Mortgage Corporation Savings Incentive Plan (the "Plan") at December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by Fund (Plan option in 1993) is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits of the individual Funds (Plan options) and is not a required part of the basic financial statements. The accompanying supplemental schedules of (1) assets held for investment purposes at December 31, 1994 and (2) reportable transactions for the year ended December 31, 1994 are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental information by Fund (Plan option) and the supplemental schedules are the responsibility of the Plan's management. Such supplemental information by Fund (Plan option) and supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Detroit, Michigan
June 16, 1995

                                            THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1994
                                                                         SUPPLEMENTAL INFORMATION
                                                         -------------------------------------------------------
                                                           MANAGED       GROWTH &        ASSET
                                                           INCOME         INCOME        MANAGER        MAGELLAN
                                             TOTAL          FUND           FUND           FUND           FUND
                                          -----------    -----------    ----------     ---------      ----------
Investments (Notes 2 and 7):
  Managed Income Fund                    $19,019,102    $19,019,102             $-             $-             $-
  Growth & Income Fund                     7,478,864              -      7,478,864              -              -
  Asset Manager Fund                       3,649,987              -              -      3,649,987              -
  Magellan Fund                            1,497,723              -              -              -      1,497,723
  Retirement Government Money
    Market Fund                              983,032              -              -              -              -
  Contrafund                                 636,156              -              -              -              -
  Ginnie Mae Fund                             45,292              -              -              -              -
  CoreStates Financial Corp.
    Common Stock                             647,889              -              -              -              -
  General Motors Unitized Stock Account   10,676,258              -              -              -              -
Loans Receivable (Note 8)                  2,116,415              -              -              -              -
                                         -----------    -----------    -----------    -----------    -----------
Total investments                         46,750,718     19,019,102      7,478,864      3,649,987      1,497,723
Dividends Receivable                           8,472              -              -              -              -
                                         -----------    -----------    -----------    -----------    -----------
Net assets available for benefits        $46,759,190    $19,019,102     $7,478,864     $3,649,987     $1,497,723
                                         ===========    ===========    ===========    ===========    ===========

See Notes to Financial Statements.

                                            THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                                                    SUPPLEMENTAL INFORMATION
                                      --------------------------------------------------------------------------------------
                                       RETIREMENT
                                       GOVERNMENT                                 CORESTATES    GENERAL MOTORS
                                        MONEY                                     FINANCIAL       UNITIZED
                                        MARKET                    GINNIE MAE         CORP.         STOCK           LOAN
                                         FUND        CONTRAFUND      FUND        COMMON STOCK       FUND           FUND
                                      -----------   -----------   ----------     ------------   -------------  ------------
Investments (Notes 2 and 7):
  Managed Income Fund                         $-           $-            $-              $-               $-             $-
  Growth & Income Fund                         -            -             -               -                -              -
  Asset Manager Fund                           -            -             -               -                -              -
  Magellan Fund                                -            -             -               -                -              -
  Retirement Government Money
    Market Fund                          983,032            -             -               -                -              -
  Contrafund                                   -      636,156             -               -                -              -
  Ginnie Mae Fund                              -            -        45,292               -                -              -
  CoreStates Financial Corp.
    Common Stock                               -            -             -         647,889                -              -
  General Motors Unitized Stock
    Account                                    -            -             -               -       10,676,258              -
Loans Receivable (Note 8)                      -            -             -               -                -      2,116,415
                                     -----------  -----------   -----------     -----------      -----------    -----------
Total investments                        983,032      636,156        45,292         647,889       10,676,258      2,116,415
Dividends Receivable                           -            -             -           8,472                -              -
                                     -----------  -----------   -----------     -----------      -----------    -----------
Net assets available for benefits       $983,032     $636,156       $45,292        $656,361      $10,676,258     $2,116,415
                                     ===========  ===========   ===========     ===========      ===========    ===========

See Notes to Financial Statements.

                                            THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1993
                                                        SUPPLEMENTAL INFORMATION
                                                    ---------------------------------
                                                    GUARANTEED     STOCK      BALANCED
                                                     LONG-TERM     MARKET     ACCOUNT
                                          TOTAL       OPTION     INDEX OPTION  OPTION
                                       -----------  -----------  ---------- ----------
Investments (Notes 2 and 7):
  Guaranteed Long-Term Account         $18,881,806  $18,881,806          $-         $-
  Stock Market Index Account             6,512,715            -   6,512,715          -
  Balanced Account                       3,218,843            -           -  3,218,843
  Guaranteed Government Securities
    Account                                776,163            -           -          -
  CoreStates Financial Corp.
    Common Stock                           629,299            -           -          -
  General Motors $1-2/3 Par Value
    Common Stock                        10,399,416            -           -          -
Loans receivable (Note 8)                1,963,680            -           -          -
Interest bearing deposits                  152,992            -           -          -
                                       -----------  -----------  ---------- ----------
Total investments                       42,534,914   18,881,806   6,512,715  3,218,843
Contributions and rollovers receivable     710,431      176,402     133,806     71,514
Transfers due from (to) other funds              -     (34,761)      59,991     65,782
Cash                                        41,703            -           -          -
                                       -----------  -----------  ---------- ----------
Total assets available for benefits     43,287,048   19,023,447   6,706,512  3,356,139
Distributions Payable                     (65,548)        (656)     (1,554)          -
                                       -----------  -----------  ---------- ----------
Net assets available for benefits      $43,221,500  $19,022,791  $6,704,958 $3,356,139
                                       ===========  ===========  ========== ==========

                                                     SUPPLEMENTAL INFORMATION
                                       ----------------------------------------------------
                                                   CORESTATES    GENERAL MOTORS
                                       GUARANTEED   FINANCIAL        $1-2/3
                                       GOVERNMENT      CORP.       PAR VALUE
                                       SECURITIES  COMMON STOCK   COMMON STOCK      LOAN
                                         OPTION       OPTION         OPTION         FUND
                                       ----------  ------------  --------------  ----------
Investments (Notes 2 and 7):
  Guaranteed Long-Term Account                 $-           $-             $-           $ -
  Stock Market Index Account                    -            -              -             -
  Balanced Account                              -            -              -             -
  Guaranteed Government Securities
    Account                               776,163            -              -             -
  CoreStates Financial Corp.
    Common Stock                                -      629,299              -             -
  General Motors $1-2/3 Par Value
    Common Stock                                -            -     10,399,416             -
Loans receivable (Note 8)                       -            -              -     1,963,680
Interest bearing deposits                       -            -        152,992             -
                                         --------     --------    -----------    ----------
Total investments                         776,163      629,299     10,552,408     1,963,680
Contributions and rollovers receivable     12,742            -        315,967             -
Transfers due from (to) other funds       (8,172)            -       (82,840)             -
Cash                                            -           35         41,668             -
                                         --------     --------    -----------    ----------
Total assets available for benefits       780,733      629,334     10,827,203     1,963,680
Distributions Payable                           -            -       (63,338)             -
                                         --------     --------    -----------    ----------
Net assets available for benefits        $780,733     $629,334    $10,763,865    $1,963,680
                                         ========     ========    ===========    ==========
See Notes to Financial Statements.

                                            THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    FOR THE YEAR ENDED DECEMBER 31, 1994
                                                                         SUPPLEMENTAL INFORMATION
                                                      -------------------------------------------------------
                                                                                                            RETIREMENT
                                                        MANAGED       GROWTH &      ASSET                   GOVERNMENT
                                                        INCOME         INCOME      MANAGER       MAGELLAN      MONEY
                                             TOTAL       FUND           FUND        FUND           FUND     MARKET FUND
                                          ----------- -----------    ----------   ---------     ----------  -----------
Interest and dividends (Note 2)           $2,072,483    $1,059,112     $543,426      $140,863      $26,134      $34,377
                                         -----------   -----------  -----------   -----------  -----------   ----------
Net appreciation (depreciation)on assets
  held, sold, or distributed to
  participants (Note 2)                  (3,772,196)             -    (428,915)     (409,316)     (26,309)            -
                                         -----------   -----------  -----------   -----------  -----------   ----------
Contributions (Note 3):-
  Employee                                 4,424,938     1,691,573    1,179,151       721,108      210,341      203,336
  Employer                                 3,332,355             -            -             -            -     (55,000)
                                         -----------   -----------  -----------   -----------  -----------   ----------
Total contributions                        7,757,293     1,691,573    1,179,151       721,108      210,341      148,336
                                         -----------   -----------  -----------   -----------  -----------   ----------
Distributions to participants (Note 5)   (2,898,167)   (1,168,054)    (297,165)      (99,762)     (28,565)    (261,101)
                                         -----------   -----------  -----------   -----------  -----------   ----------
Forfeitures                                  (4,952)      (11,894)      (4,297)       (1,898)      (3,822)      168,306
                                         -----------   -----------   ----------   -----------  -----------   ----------
Rollovers (Note 1)                           383,229         2,958      100,401       135,009       56,168       45,332
                                         -----------   -----------  -----------   -----------  -----------   ----------
Administrative Expenses                            -             -            -             -            -            -
                                         -----------   -----------  -----------   -----------  -----------   ----------
Transfers among investment options
  (Note 8)                                         -   (1,577,384)    (318,695)     (192,156)    1,263,776       67,049
                                         -----------   -----------  -----------   -----------  -----------   ----------
Increase (decrease) in net assets
  available for benefits during the year   3,537,690       (3,689)      773,906       293,848    1,497,723      202,299
Net assets available for benefits
  at beginning of year                    43,221,500    19,022,791    6,704,958     3,356,139            -      780,733
                                         -----------   -----------  -----------   -----------  -----------   ----------
Net assets available for benefits
  at end of year                         $46,759,190   $19,019,102   $7,478,864    $3,649,987   $1,497,723     $983,032
                                         ===========   ===========  ===========   ===========  ===========   ==========

See Notes to Financial Statements.



                                            THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN
                                                                   SUPPLEMENTAL INFORMATION
                                      -------------------------------------------------------------------------------------

                                                                   CORESTATES                   GENERAL MOTORS
                                                                   FINANCIAL     GENERAL MOTORS     $1-2/3
                                                    GINNIE MAE        CORP.         UNITIZED      PAR VALUE        LOAN
                                       CONTRAFUND      FUND       COMMON STOCK     STOCK FUND    COMMON STOCK      FUND
                                      -----------   ----------    ------------   -------------  ------------   ------------

Interest and dividends (Note 2)                $-          $987        $30,397           $20        $83,708        $153,459
                                      -----------   -----------    -----------   -----------    -----------     -----------
Net appreciation (depreciation) on
  assets held, sold, or distributed
  to participants (Note 2)                  2,852         (692)        (3,085)   (2,136,175)      (770,556)               -
                                      -----------   -----------    -----------   -----------    -----------     -----------
Contributions (Note 3):
  Employee                                 78,565        11,836              -       253,275         75,753               -
  Employer                                      -             -              -     1,546,987      1,840,368               -
                                      -----------   -----------    -----------   -----------    -----------     -----------
Total contributions                        78,565        11,836              -     1,800,262      1,916,121               -
                                      -----------   -----------    -----------   -----------    -----------     -----------
Distributions to participants (Note 5)   (11,095)       (1,031)          (285)     (452,253)      (267,117)       (311,739)
                                      -----------   -----------    -----------   -----------    -----------     -----------
Forfeitures                               (3,048)             -              -     (104,191)       (44,108)               -
                                      -----------    ----------    -----------   -----------    -----------     -----------
Rollovers (Note 1)                         11,855        11,414              -         6,212         13,880               -
                                      -----------   -----------    -----------   -----------    -----------     -----------
Administrative Expenses                         -             -              -             -              -               -
                                      -----------   -----------    -----------   -----------    -----------     -----------
Transfers among investment options
  (Note 8)                                557,027        22,778              -    11,562,383   (11,695,793)         311,015
                                      -----------   -----------    -----------   -----------    -----------     -----------
Increase (decrease) in net assets
  available for benefits during the year  636,156        45,292         27,027    10,676,258   (10,763,865)         152,735
Net assets available for benefits
  at beginning of year                          -             -        629,334             -     10,763,865       1,963,680
                                      -----------   -----------    -----------   -----------    -----------     -----------
Net assets available for benefits
  at end of year                         $636,156       $45,292       $656,361   $10,676,258             $-      $2,116,415
                                      ===========   ===========    ===========   ===========    ===========     ===========


See Notes to Financial Statements.













                                                                    - 8 -

                                            THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    FOR THE YEAR ENDED DECEMBER 31, 1993
                                                        SUPPLEMENTAL INFORMATION
                                                    ----------------------------------
                                                    GUARANTEED     STOCK     BALANCED
                                                     LONG-TERM     MARKET     ACCOUNT
                                          TOTAL       OPTION     INDEX OPTION  OPTION
                                       -----------  -----------  ---------- ----------
Interest and dividends (Note 2)         $1,655,134   $1,337,070          $-         $-
                                       -----------  -----------  ---------- ----------
Net appreciation (depreciation) on
  assets held, sold, or distributed
  to participants (Note 2)               5,503,212      644,288     400,189     71,025
                                       -----------  -----------  ---------- ----------
Contributions (Note 3):
  Employee                               4,484,988    2,329,821     949,291    449,973
  Employer                               3,082,619            -           -          -
                                       -----------  -----------  ---------- ----------
Total contributions                      7,567,607    2,329,821     949,291    449,973
                                       -----------  -----------  ---------- ----------
Distributions to participants (Note 5) (1,944,289)    (871,762)   (235,989)  (222,431)
                                       -----------  -----------  ---------- ----------
Forfeitures                              (149,749)      (9,778)     (6,020)    (5,403)
                                       -----------  -----------  ---------- ----------
Rollovers (Note 1)                         200,072      107,076      34,920     34,548
                                       -----------  -----------  ---------- ----------
Administrative Expenses                   (72,913)     (59,397)     (9,194)    (2,412)
                                       -----------  -----------  ---------- ----------
Transfers among investment options
  (Note 8)                                       -  (1,738,827)   1,983,817  2,161,929
                                       -----------  -----------  ---------- ----------
Increase (decrease) in net assets
  available for benefits during the
  year                                  12,759,074    1,738,491   3,117,014  2,487,229
Net assets available for benefits
  at beginning of year                  30,462,426   17,284,300   3,587,944    868,910
                                       -----------  -----------  ---------- ----------
Net assets available for benefits
  at end of year                       $43,221,500  $19,022,791  $6,704,958 $3,356,139
                                       ===========  ===========  ========== ==========

                                                     SUPPLEMENTAL INFORMATION
                                       ----------------------------------------------------
                                                    CORESTATES   GENERAL MOTORS
                                       GUARANTEED   FINANCIAL        $1-2/3
                                       GOVERNMENT      CORP.       PAR VALUE
                                       SECURITIES  COMMON STOCK   COMMON STOCK       LOAN
                                         OPTION       OPTION         OPTION          FUND
                                       ----------  ------------  --------------  ----------
Interest and dividends (Note 2)               $-       $26,153       $167,802     $124,109
                                        --------      --------    -----------   ----------
Net appreciation (depreciation) on
  assets held, sold, or distributed
  to participants (Note 2)                22,624      (59,352)      4,424,438            -
                                        --------      --------    -----------   ----------
Contributions (Note 3):
  Employee                               230,184             -        525,719            -
  Employer                                     -             -      3,082,619            -
                                        --------      --------    -----------   ----------
Total contributions                      230,184             -      3,608,338            -
                                        --------      --------    -----------   ----------
Distributions to participants (Note 5)  (75,868)         (230)      (503,038)     (34,971)
                                        --------      --------    -----------   ----------
Forfeitures                                  (1)             -      (128,547)            -
                                        --------      --------    -----------   ----------
Rollovers (Note 1)                         2,281             -         21,247            -
                                        --------      --------    -----------   ----------
Administrative Expenses                  (1,910)             -              -            -
                                        --------      --------    -----------   ----------
Transfers among investment options
  (Note 8)                             (214,302)             -    (2,523,591)      330,974
                                        --------      --------    -----------   ----------
Increase (decrease) in net assets
  available for benefits during the
  year                                  (36,992)      (33,429)      5,066,649      420,112
Net assets available for benefits
  at beginning of year                   817,725       662,763      5,697,216    1,543,568
                                        --------      --------    -----------   ----------
Net assets available for benefits
  at end of year                        $780,733      $629,334    $10,763,865   $1,963,680
                                        ========      ========    ===========   ==========
See Notes to Financial Statements.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993
- -----------------------------------------------------------------------------

1.  INFORMATION CONCERNING THE PLAN

    The GMAC Mortgage Corporation Savings Incentive Plan (the "Plan") was adopted by action of the Board of Directors of GMAC Mortgage Corporation (the "Company") on April 30, 1986. The Plan was amended and completely restated effective January 1, 1989 to comply with the Tax Reform Act of 1986. The Plan was again amended and completely restated effective
    July 1, 1990 to effect administrative changes, primarily related to the allocation of forfeitures. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

    The Plan is a defined contribution plan with a cash or deferred arrangement for Employees of the Company, its participating subsidiaries and any related entities electing to adopt the Plan. The Employees may elect to participate and must meet certain eligibility requirements. Subsidiaries or related entities participating in the Plan include:

                   GMAC Capital Corporation (through June 30, 1993)
                   GMAC Mortgage Corporation of PA (successor by merger of
                      GMAC Mortgage Corporation of Iowa)
                   Residential Funding Corporation
                   GMAC Commercial Mortgage Corporation (formerly named
                      GMAC Associates, Inc.)

   The Plan is sponsored and administered by the Company. At December 31, 1994, all assets were held in trust at Fidelity Management Trust Company, Inc. ("Fidelity"). At December 31, 1993, all assets were held at either CoreStates Financial Corp. or by Connecticut General Life Insurance Company.

   A general description of Plan provisions is incorporated in the notes which follow. A Summary Plan Description, providing a more extensive description of Plan provisions, has been published and is available to participants in the Plan.

2.     SIGNIFICANT ACCOUNTING POLICIES

   The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

   . Investment transactions are recorded on the trade date and investment balances are stated at fair value or contract value which has been determined as follows:

         .. Assets invested in common stocks, mutual funds and pooled separate accounts are carried at quoted market price.

         .. Assets invested in unallocated insurance contracts are carried at principal contributed plus interest credited.

   . Realized and unrealized gains and losses are computed based on the fair value of investments at the beginning of the Plan year.

   . Dividends and interest are included in income when earned based on the term of the investments and the periods during which the investments are owned by the Plan.

   . Balances in the loan fund are carried at the principal balance outstanding.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

3.     CONTRIBUTIONS TO THE PLAN

   Employees may elect to contribute to the Plan on a pre-tax basis, in even multiples of 1% of base compensation, up to 9% of compensation (subject to a limit of $9,240 and $8,994, respectively, for the years ended
   December 31, 1994 and 1993). The Employee contribution limitation is adjusted annually for cost of living increases to the extent permitted by the Internal Revenue Code of 1986, as amended (the "Code"). The Company will match an Employee's contribution up to 6% of compensation, provided the amount does not exceed $3,000. Annual additions to an Employee's account are subject to certain limitations imposed by the Plan. Based on the Employee's election, such contributions can be directed to any of several investment options (see Note 7). Employees may elect to change contribution elections daily for 1994 and at the beginning of each quarter for 1993.

4.     VESTING

   Two pre-tax basis accounts are maintained for each participating Employee. The Salary Reduction Account consists of a participant's contributions and is fully vested. The Matching Account consists of the Company's contributions. A participant's Matching Account accrued balance is 20% vested after one year of credited service and increases 20% per year thereafter until fully vested.

   While the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination of the Plan, each participant's Matching Account becomes fully vested to the extent of the amount in the participant's Matching Account.

5.     DISTRIBUTIONS

   Participants may withdraw their vested assets at any time after ter-mination of employment. Prior to termination of employment, the assets may only be withdrawn because of disability or financial hardship. Participants may elect to receive their withdrawal in either a lump-sum payment, by purchase of various annuities or over various periods of time. Participants may also elect a distribution of shares of stock to the extent shares have been credited to their account. Participants also have the option of borrowing against their vested balances in an amount up to 50% of the participant's accrued vested benefit as determined on the valuation date, or $50,000, whichever is less (see Note 8).

6.     FORFEITURES

   Participant forfeitures are utilized to reduce subsequent Company contributions. Upon termination, the nonvested portion of the participant's Matching Account is forfeited.

7.     INVESTMENT FUNDS OR OPTIONS

       The Plan Committee approved the change of the Plan's investment manager from Connecticut General Life Insurance Company ("CIGNA") to Fidelity (see
   Note 12).

       During 1994, participants can direct the Plan Committee to make investments of Employee contributions in the Investment Options described on the next page:

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN


      Managed Income Fund - The fund seeks to preserve capital and provide a competitive level of income over time. It purchases high-quality short- and long-term investment contracts issued by insurance companies, banks, and other approved financial institutions. Investment contracts are unsecured agreements when the purchaser agrees to pay the issuer and the issuer agrees to pay interest at a specified rate for the life of the contract and to repay the money at maturity. The fund may also purchase synthetics which simulate the terms of conventional investment contracts and money market instruments on liquidity. All funds were transferred from the CIGNA Guaranteed Long-Term Account to the Fidelity Managed Income Fund unless otherwise directed by the participant.

      Growth & Income Fund - The fund seeks long term capital growth, current income, and growth of income consistent with reasonable investment risk. It invests in common stocks, securities convertible into common stocks, preferred stocks and fixed income securities. All funds were transferred from the CIGNA Stock Market Index Account to the Fidelity Growth & Income Fund unless otherwise directed by the participant.

      Asset Manager Fund - The fund seeks a high total return with reduced risk over the long term by allocating its assets among domestic and foreign equities, bonds and short-term instruments. All funds were transferred from the CIGNA Balanced Account to the Fidelity Asset Manager Fund unless otherwise directed by the participant.

      Magellan Fund - The fund seeks long-term capital appreciation by investing in stocks of both well-known and lesser-known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign and domestic companies.

      Retirement Government Money Market Fund - The fund seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities, and in repurchase agreements secured by the obligations. All funds were transferred from the CIGNA Guaranteed Government Securities Account to the Fidelity Retirement Government Money Market Fund unless otherwise directed by the participant.

      Contrafund - The fund seeks long-term capital appreciation by investing in the securities of companies believed to be out of favor or undervalued. The fund invests in common stocks and securities convertible into common stock, but it may purchase other securities that may produce capital appreciation. The fund may also invest in investment-grade debt securities for defensive purposes.

      Ginnie Mae Fund - The fund seeks a high level of current income by investing primarily in Ginnie Mae securities and other securities that are guaranteed by the full faith and credit of the U.S. Government. Assets not invested in Ginnie Maes may be invested in any type of U.S. or foreign debt or other income producing investments.

      The CoreStates Financial Corp. Common Stock option is the residual of the former Colonial Companies Savings Incentive Plan (which became the Plan in 1986). Activity is limited to the reinvestment of earnings and participant distributions.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

   General Motors $1-2/3 Par Value Common Stock - As of June 13, 1994, this was no longer an investment option. The assets were transferred into the GM Unitized Stock Fund on June 13, 1994.

   GM Unitized Stock Fund - On June 13, 1994, all shares of the GM Stock Fund were transferred into the GM Unitized Stock Fund. The objective is to provide a Company Stock investment option that can be traded and accessed with the same frequency and timeliness as a Fidelity mutual fund. This fund is primarily comprised of GM Common Stock and a small percentage of cash and/or other liquid investments (usually 1-3%). The availability of the cash makes it possible to trade shares of GM Common Stock without waiting the mandatory five day settlement period. All shares were transferred from the GM Common Stock Fund to the GM Unitized Stock Fund.

   Investment options available through the previous investment manager were as follows:

   Guaranteed Long-Term Option - A fixed income fund with principal investments of the fund in intermediate-term bonds and commercial mortgages. All funds were transferred from the CIGNA Guaranteed Long-Term Account to the Fidelity Managed Income Fund unless otherwise directed by the participant.

   Stock Market Index Option - To provide investors with long-term growth of capital and income. All funds were transferred from the CIGNA Stock Market Index Account to the Fidelity Growth & Income Fund unless otherwise directed by the participant.

   Balanced Account Option - Designed to maximize long-term return and reduce overall portfolio risk through a mix of common stocks, bonds and money market investments. All funds were transferred from the CIGNA Balanced Account to the Fidelity Asset Manager Fund unless otherwise directed by the participant.

   Guaranteed Government Securities Option - An actively managed short-term fixed-income account that provides a full guarantee by an insurance company of principal and net credited interest. All funds were transferred from the CIGNA Guaranteed Government Securities Account to the Fidelity Retirement Government Money Market Fund unless otherwise directed by the participant.

   The CoreStates Financial Corp. Common Stock option is the residual of the former Colonial Companies Savings Incentive Plan (which became the Plan in
   1986). Activity is limited to the reinvestment of earnings and participant distributions.

   General Motors $1-2/3 Par Value Common Stock

   During 1994, contributions to each participant's Matching Account are invested in the GM Unitized Stock Fund.

   For 1994, participants may change allocations among funds in 1% increments daily. In addition, participants may elect to transfer, in 1% increments, balances from one or more investment funds or options to another on a daily basis.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

   The number of participants in each Investment Fund or Option as of December 31, 1994 and 1993 is shown below. The sum of participants by Investment Fund or Option is greater than the total number of Plan participants because participation is allowed in more than one fund or option.

    Option                                             1994       1993
    ------                                             -----      ----

    Managed Income Fund                                1,699    1,985
    Growth & Income Fund                               1,254    1,127
    Asset Manager Fund                                   852      663
    Magellan Fund                                        370      N/A
    Retirement Government Money Market Fund              481      442
    Contrafund                                           179      N/A
    Ginnie Mae Fund                                       42      N/A
    CoreStates Financial Corp. Common Stock               28       30
    General Motors $1-2/3 Par Value Common Stock         N/A    1,888
    GM Unitized Stock Fund                             2,312      N/A

    The number of units credited to participants, including non-vested, and the net asset value (NAV) of each unit at December 31, 1994 and 1993 are as follows:

                                            1994                 1993
                                     -------------------  -------------------
                                     Number of   NAV Per  Number of   NAV Per
    Investment                         Units      Unit      Units      Unit
    ----------                       ----------  -------  ----------  -------

    Managed Income Fund (formerly
      Guaranteed Long-Term Account)  19,019,102   $1.000  19,022,791   $1.000
    Growth & Income Fund (formerly
      Stock Market Index Account)       354,615   21.090   6,704,958    1.000
    Asset Manager Fund (formerly
      Balanced Account)                 263,918   13.830   3,356,139    1.000
    Magellan Fund                        22,421   66.800           -        -
    Retirement Government Money
      Market Fund (formerly Guaranteed
      Government Securities Account)    983,032    1.000     780,733    1.000
    Contrafund                           21,009   30.280           -        -
    Ginnie Mae Fund                       4,532    9.990           -        -
    CoreStates Financial Corp.
      Common Stock                       24,917   26.340      24,088   26.126
    General Motors $1-2/3 Par Value
      Common Stock                            -        -     189,511   56.798
    GM Unitized Stock Fund            1,303,578    8.190           -        -

8.  LOANS RECEIVABLE FROM PARTICIPANTS

    Active participants in the Plan are generally eligible to borrow from the Plan up to the lesser of $50,000 or 50% of the participant's vested account balance. Interest on participant loans is determined by the Plan Administrator based on rates offered by commercial lenders for similar type loans. Loan repayments are in level monthly installments over a term not to exceed five years. Loans are funded through the liquidation of the participant's related investments. Repayments of principal are reinvested based upon the participant's current investment options. During the year ended December 31, 1994, there were approximately $1,430,323 and $1,359,000 of new borrowings and principal repayments, respectively. At December 31, 1994, there were 499 loans outstanding with an average balance and interest rate of $4,241 and 7.98%, respectively. At December 31, 1993, there were 463 loans outstanding with an average balance and interest rate of $4,241 and 7.94%, respectively.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

    Two employees of the Company who serve indirectly as Plan Administrators also serve as Trustees for the notes securing the Plan's loans receivable (for loans originated prior to 1994). Another employee of the Company who serves on the Pension Committee also has an outstanding loan receivable. Loan activity for these individuals for the years ended December 31, 1994 and 1993 is as follows:
                                           1994       1993
                                         --------   --------

    New Loans                            $9,500           $-
    Principal Repayments                  8,862        3,303
    Average Balance at December 31        4,115        2,025
    Average Rate                          8.030%      8.765%

9.  FEDERAL INCOME TAX

    The Plan obtained its latest determination letter on April 11, 1988 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. On December 22, 1994, a request was filed with the Internal Revenue Service for a new determination letter.

10. RELATED PARTY TRANSACTIONS

    Advisory, auditing and accounting services are paid for by the Company on behalf of the Plan. Costs for such outside services amounted to approximately $219,000 and $159,000 during the years ended December 31, 1994 and 1993, respectively. In 1994, the administrative expenses relating to the mutual funds are paid directly by the participants from the fund's assets, and are factored into the net asset value. In 1993, the administrative expenses related to the investment options were charged directly to the Plan.

    The Plan has invested in common stock of General Motors Corporation ("GM"), the indirect parent of the Company. See Note 7 for certain financial information. During the years ended December 31, 1994 and 1993, the Plan had the following GM stock transactions:

                                              1994          1993
                                           ----------    ----------

    Total dollar amount of purchases       $4,852,223    $3,564,715
    Total dollar amount of sales            1,834,171     3,184,140

11. BENEFITS PAYABLE

    Amounts allocated to former employees who have withdrawn from participation in the earnings and operation of the Plan which have not been disbursed as of December 31, 1994 were approximately $26,600.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN


12. CHANGE OF INVESTMENT MANAGER

    The Plan Committee approved the change of the Plan's investment manager from Connecticut General Life Insurance Company ("CIGNA") to Fidelity Management Trust Company. Participants' accounts at CIGNA were frozen as of November 30, 1993. Employee and employer contributions for December 1993 were deposited with Fidelity as directed by the participants. The balances of participant accounts invested at CIGNA were liquidated and transferred to Fidelity by January 14, 1994. As the result of the termination of the contract with CIGNA, a one time gain of $644,288 was recognized in the Guaranteed Long-Term account. This gain was allocated to participants in this option as of December 31, 1993.

13. SUBSEQUENT EVENTS

    On February 1, 1995, GMAC Commercial Mortgage Corporation acquired Republic Realty Mortgage Corporation ("RRMC"). Effective March 3, 1995, RRMC's assets of approximately $2.6 million were added to the Plan. Former RRMC employees maintain their scheduled vesting accrual.

    On February 6, 1995, GMAC Mortgage Corporation acquired Residential Money Centers ("RMC"). RMC did not previously have a savings incentive plan. Accordingly, RMC employees will be treated as new employees by the Plan.

                                            THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                          Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                              DECEMBER 31, 1994

                                                     Historical
Description                                             Cost         Market
- ------------------------------------------------     -----------   -----------

*Participant Loans (Interest rates from
  7.25% to 11.50%)                                    $2,116,415    $2,116,415
 Managed Income Fund                                  19,019,102    19,019,102
 Growth & Income Fund                                  7,872,710     7,478,864
 Asset Manager Fund                                    4,010,461     3,649,987
 Magellen Fund                                         1,532,935     1,497,723
 Retirement Government Money Market Fund                 983,032       983,032
 Contrafund                                              633,607       636,156
 Ginnie Mae Fund                                          45,918        45,292
 CoreStates Financial Corp. Common Stock                 650,936       647,889
*General Motors $1-2/3 Par Value Common Stock                  -             -
*General Motors Unitized Stock Fund                   12,947,701    10,676,258
                                                     -----------   -----------
Total                                                $49,812,817   $46,750,718
                                                     ===========   ===========




* Party-in-interest


















                                            THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN
                                                Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                                    FOR THE YEAR ENDED DECEMBER 31, 1994

                             Total       Total
                             Dollar      Dollar                   Market
                             Value       Value     Historical    Value at
                              of          of          Cost        Date of   Net Gain
Description                Purchases     Sales      of Asset   Transaction  or (Loss)
- ------------------------   ----------  ----------  ----------  -----------  ----------

                                                       SERIES REPORTABLE TRANSACTIONS


Managed Income Fund       $22,654,404          $- $22,654,404  $22,654,404         $-
Managed Income Fund                 -   3,635,302   3,635,302            -          -
Growth & Income Fund        9,257,743           -   9,257,743    9,257,743          -
Asset Manager Fund          4,886,440           -   4,886,440    4,886,440          -
Guaranteed Long-Term
  Account (CIGNA)                   -  18,832,139  18,832,139            -          -
Stock Market Index Account
  (CIGNA)                           -   6,587,465   6,587,465            -          -
Balanced Account (CIGNA)            -   3,293,367   3,293,367            -          -
General Motors $1-2/3
  Par Value Common Stock   12,932,462           -  12,932,462   12,932,462          -
General Motors $1-2/3
  Par Value Common Stock            -  12,190,908  12,776,275            -  (585,367)
General Motors Unitized
  Stock Fund               13,951,816           -  13,951,816   13,951,816          -


                                                       SINGLE REPORTABLE TRANSACTIONS

Managed Income Fund       $18,832,139          $- $18,832,139  $18,832,139         $-
Growth & Income Fund        6,587,465           -   6,587,465    6,587,465          -
Asset Manager Fund          3,293,367           -   3,293,367    3,293,367          -
Guaranteed Long-Term
  Account (CIGNA)                   -  18,832,139  18,832,139            -          -
Stock Market Index Account
  (CIGNA)                           -   6,587,465   6,587,465            -          -
Balanced Account (CIGNA)            -   3,293,367   3,293,367            -          -
General Motors $1-2/3
  Par Value Common Stock   10,535,982           -  10,535,982   10,535,982          -
General Motors $1-2/3
  Par Value Common Stock            -  11,505,335  12,112,754            -  (607,419)
General Motors Unitized
  Stock Fund               11,868,980           -  11,868,980   11,868,980          -



